Exhibit 2

UNAUDITED PRO FORMA CONDENSED COMBINED
CONSOLIDATED STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2004
     Unless otherwise specified or the context requires, the term “STATS ChipPAC” refers to STATS ChipPAC Ltd., a company incorporated under the laws of the Republic of Singapore, and its consolidated subsidiaries after the consummation of the merger described herein, the term “STATS” refers to ST Assembly Test Services Ltd, a Singapore company, and its consolidated subsidiaries prior to the consummation of the merger, and the term “ChipPAC” refers to ChipPAC, Inc., a Delaware corporation, and its consolidated subsidiaries prior to the consummation of the merger and ChipPAC, Inc. as a wholly-owned subsidiary of STATS ChipPAC after the consummation of the merger. On January 20, 2005, STATS ChipPAC, Inc. (formerly known as ST Assembly Test Services, Inc.) was merged into ChipPAC, Inc. The entity surviving the merger was renamed STATS ChipPAC, Inc. References to “STATS” for the periods subsequent to the merger mean the combined company, STATS ChipPAC.
      The following unaudited pro forma condensed combined consolidated statement of operations gives effect to the merger between STATS and ChipPAC using the purchase method of accounting for the business combination.
      Pursuant to the merger, former ChipPAC stockholders received 0.87 (the exchange ratio) of a STATS ADS, and received cash in lieu of fractional ADSs that otherwise would have been issued, in exchange for each share of ChipPAC Class A common stock owned at the time of the consummation of the merger on August 5, 2004. In the merger, STATS issued to former ChipPAC stockholders 86.19 million ADSs.
      The unaudited pro forma condensed combined consolidated statement of operations for the year ended December 31, 2004 gives effect to the merger as if it had been consummated on January 1, 2004. The unaudited pro forma condensed combined consolidated statement of operations for the year ended December 31, 2004 combines the historical consolidated statement of operations of STATS for the year ended December 31, 2004 with the historical consolidated statement of operations of ChipPAC for the period from January 1, 2004 through August 4, 2004, respectively, after giving effect to adjustments arising from applying the purchase method of accounting.
      The pro forma information is presented for illustrative purposes only and is not necessarily indicative of the operating results that would have occurred if the merger had been consummated on January 1, 2004 nor is it necessarily indicative of the future operating results of the combined company. See “Forward-Looking Statements” in STATS ChipPAC’s Form 20-F dated March 18, 2005 and Registration Statements on Form F-3/S-3 (file numbers 333-119705 and 333-119705-1) and Form F-4 (file number 333-123480). Under the purchase method of accounting, the total purchase price was allocated to ChipPAC’s assets based on their estimated fair value. A valuation was conducted in order to assist STATS’ management in determining the fair values of a significant portion of ChipPAC’s assets and was considered by STATS’ management in estimating the fair values of ChipPAC’s assets reflected in the unaudited pro forma condensed combined consolidated financial statements. The final allocation of purchase price is subject to adjustments for a period not to exceed one year from the consummation date (the allocation period) in accordance with SFAS No. 141, “Business Combinations” and Emerging Issues Task Force (EITF) Issue No. 95-3, “Recognition of Liabilities in connection with a Purchase Business Combination.” The allocation period is intended to differentiate between amounts that are determined as a result of the identification and valuation process required by SFAS No. 141 for all assets acquired and liabilities assumed and amounts that are determined as a result of information that was not previously obtained being obtained. The pro forma statement of operations should be read in conjunction with the accompanying notes thereto and with STATS’ and ChipPAC’s historical consolidated financial statements and related notes thereto included elsewhere in STATS ChipPAC’s Form 20-F dated March 18, 2005 and Registration Statements on Form F-3/S-3 (file numbers 333-119705 and 333-119705-1) and Form F-4 (file number 333-123480).

UNAUDITED PRO FORMA CONDENSED
COMBINED CONSOLIDATED STATEMENT OF OPERATIONS
For the Year Ended December 31, 2004
(In thousands, except per share data)

	Historical			Pro Forma
	Year Ended	Pro Forma		Year Ended
	December 31, 2004	Adjustments		December 31, 2004

Net revenues	$769,121	$315,044	(a)	$1,084,165
Cost of revenues	(643,540)	(256,777	)(a)	(898,687)
		70	(b)
		1,560	(c)

Gross profit	125,581			185,478

Operating expenses:
Selling, general and administrative	84,965	22,179	(a)	136,661
		29,339	(b)
		(39	)(c)
		831	(d)
		(614	)(e)
Research and development	17,637	7,103	(a)	25,136
		417	(b)
		(21	)(c)
Goodwill impairment	453,000			453,000
Other general expenses, net	(464)	124	(a)(h)	(340)

Total operating expenses	555,138			614,457

Operating income (loss)	(429,557)			(428,979)
Other income (expense):
Interest income	$4,430	$279	(a)	$4,709
Interest expense	(28,816)	(18,055	)(a)	(44,170)
		2,701	(f)
Foreign currency exchange gain (loss)	(1,122)	(211	)(a)	(1,333)
Other non-operating loss, net	(936)	(207	)(a)	(1,143)

Total other income (expense)	(26,444)			(41,937)

Loss before income taxes	(456,001)			(470,916)
Income tax expense	(7,894)	(1,919	)(a)	(9,951)
		(138	)(g)

Loss before minority interest	(463,895)			(480,867)
Minority interest	(3,828)			(3,828)

Net loss	$(467,723)			$(484,695)

Net income (loss) per ordinary share:
Basic and diluted	$(0.33)			$(0.25)
Net income (loss) per ADS:
Basic and diluted	$(3.27)			$(2.52)
Ordinary shares used in per ordinary share calculation:
Basic and diluted	1,428,954			1,920,913
ADSs used in per ADS calculation:
Basic and diluted	142,895			192,091
See accompanying notes to unaudited pro forma condensed combined consolidated statement of operations.

Notes To Unaudited Pro Forma Condensed
Combined Consolidated Statement of Operations

Note 1	Basis of Pro Forma Presentation
      On August 5, 2004, STATS and ChipPAC consummated the previously announced merger which resulted in ChipPAC becoming a wholly-owned subsidiary of STATS. The transaction has been accounted for using the purchase method. Subsequent to the merger, STATS was renamed STATS ChipPAC Ltd.
      The number of STATS ADSs issued pursuant to the merger was 86.19 million, determined based upon the exchange ratio of 0.87 STATS ADS for each share of ChipPAC Class A common stock and the number of outstanding shares of ChipPAC Class A common stock as of August 5, 2004. The average market price per STATS ADS of $12.402 is based upon an average of the closing prices for a range of trading days (February 8 through 12, 2004) around February 10, 2004, the date on which the merger was announced.
      The fair values of STATS substitute options, both vested and unvested, were determined using a Black-Scholes valuation model with the following assumptions: no dividend yield; an expected volatility of 62.47%, and a risk-free interest rate of 3.12%. The model assumed an expected life of five to seven years for vested and unvested options.
      The number of STATS ordinary shares that are subject to STATS substitute options in connection with the merger is 76.5 million, based upon the total number of shares of ChipPAC Class A common stock subject to outstanding ChipPAC options as of August 5, 2004, at an exercise price range of $0.15 to $1.47 per STATS ordinary share.
      Based on the above, the estimated total purchase price of the ChipPAC acquisition is as follows (in thousands):

Value of STATS ADSs issued	$1,068,955
Value of STATS substitute options	74,548

Total value of STATS securities	1,143,503
Estimated direct transaction costs	9,369

Total estimated purchase price	$1,152,872

      Under the purchase method of accounting, the total estimated purchase price as shown in the table above is allocated to ChipPAC’s net tangible and identifiable intangible assets based on their estimated fair values as at the merger date. In determining the price allocation, management considered, among other factors, its intention for use of acquired assets as well as historical demand and estimates of future demand for ChipPAC’s products and services. Based on these assumptions described in the introduction to these unaudited pro forma condensed combined consolidated statement of operations, the estimated purchase price is allocated as follows (in thousands):

Current and other assets	$170,332
Property, plant and equipment	447,568
Current liabilities	(161,203)
Long-term debts	(375,519)
Other long-term liabilities	(51,924)

Net assets	29,254
Amortizable intangible assets:
Tradenames	7,700
Technology and intellectual property	32,000
Customer relationships	99,300
Software and licenses	8,218
Unearned compensation on unvested options	2,011
Goodwill	974,389

$1,152,872

      Of the total estimated purchase price, a preliminary estimate of $29.3 million has been allocated to net assets assumed and approximately $147.2 million has been allocated to amortizable identifiable intangible assets acquired. The final allocation of purchase price is subject to adjustments for a period not to exceed one year from the consummation date.
      The fair value of tangible assets was estimated primarily based on the cost and sales comparison approaches. In applying the cost approach, the replacement or reproduction cost estimates for the buildings, machinery and other equipment were based on indexed original costs or manufacturer reported replacement costs. Original historical cost data was segregated by appraisal class and year of acquisition, and indexed to estimated reproduction cost. Inflation trend factors were derived using indices from nationally recognized indexes. Replacement or reproduction costs were reduced by depreciation factors that reflect the estimated physical deterioration and functional obsolescence of assets. The sales comparison approach was used for tangible assets that have an active resale market. Similar assets recently sold or offered for sale were analyzed and their prices adjusted to reflect the difference between the comparable asset and the asset and the conditions of the sale to estimate the value of the acquired assets.
      The fair value assigned to intangible assets was estimated by discounting the estimated future cash flows of the intangibles assets to their present value. The cash flow estimates used for technology and intellectual property were based on estimates of product revenue and appropriate royalty rates (based on an analysis of rates for similar technologies and forecast product margins). The cash flow estimates used for customer relationships were based on estimates of revenue attributed to the current customers and the programs they have been qualified on as well as the profitability attributed to each. The rate used to discount these net cash flows was determined after consideration of market returns on debt and equity capital, the weighted average return on invested capital, the nature of each asset and the risk associated with achieving the forecast.
      The combined company expects to amortize the fair value of the ChipPAC tradename on a straight-line basis over an estimated life of seven years.
      Technology and intellectual property relates to ChipPAC’s technology for ball grid array, lead-frame and chip scale package. The combined company expects to amortize the fair value of these assets on a straight-line basis over an average estimated life of ten years.
      Customer relationships represent those customers with which ChipPAC has current sales relationships. The combined company expects to amortize the fair value of these assets on a straight-line basis over an average estimated life of two years.

      The combined company recorded $2.1 million of unearned compensation on unvested options in accordance with the Financial Accounting Standards Board (FASB) Interpretation No. 44 “Accounting for Certain Transactions Involving Stock Compensation”. This amount represents the intrinsic value of stock options assumed that is earned as the employees provide services over the next four years.
      Of the total estimated purchase price, approximately $974.4 million has been allocated to goodwill. Goodwill represents the excess of the purchase price of an acquired business over the fair value of the underlying net tangible and identifiable intangible assets. In accordance with the SFAS No. 142, “Goodwill and Other Intangible Assets,” goodwill and intangible assets with indefinite lives resulting from business combinations completed subsequent to June 30, 2001 will not be amortized but instead will be tested for impairment at least annually (more frequently if certain indicators are present).
      The unaudited pro forma condensed combined consolidated statement of operations for the year ended December 31, 2004 reflects how the merger might have affected STATS’ historical financial statements had the merger been consummated at an earlier time. The pro forma adjustments related to the unaudited pro forma condensed combined consolidated statement of operations assume the merger was consummated as of January 1, 2004. The assumptions involved in the pro forma adjustments to the unaudited pro forma condensed combined consolidated statement of operations are explained in Note 2 below.

Note 2	Pro Forma Adjustments
      Pro forma adjustments are necessary to reflect amortization expense related to the estimated amortizable intangible assets, to reflect changes in depreciation and amortization expense resulting from the estimated fair value adjustments to net tangible assets, to reflect the impact on interest expense of the amortization of the fair value adjustment to long-term debt, to reflect the adjustment for merger related expenses not expected to recur in the future, to reflect amortization of unearned compensation on unvested options, to reflect fair value adjustment to operating lease commitments, and to reflect the income tax effect related to the pro forma adjustments.
      No pro forma adjustments were required to conform ChipPAC’s accounting policies to STATS’ accounting policies. Certain reclassifications have been made to conform ChipPAC’s historical amounts to STATS’ presentation.
      The pro forma combined provision for income taxes does not reflect the amounts that would have resulted had STATS and ChipPAC filed consolidated income tax returns during the periods presented.
      The pro forma adjustments included in the unaudited pro forma condensed combined consolidated statement of operations are as follows:

a) To reflect the historical ChipPAC results for the corresponding period.

b) To recognize amortization of identified intangible assets arising from the merger over their estimated useful lives, net of the elimination of intangible asset amortization expense included in the historical ChipPAC results.

c) To record depreciation of property, plant and equipment based on their estimated fair value and eliminate the depreciation charge included in the historical ChipPAC results.

d) To record stock compensation charges related to unvested options assumed. The charge is based on the intrinsic value of these options on August 5, 2004 for options outstanding on August 5, 2004. The unearned compensation related to the unvested options is being amortized over the remaining estimated graded vesting periods, which range from 0.0 to 3.1 years.

e) To record fair value adjustment to operating lease commitments.

f) To reflect the amortization of the premium on assumed long-term debt resulting from recording the debt at fair value over the remaining period to maturity using the interest method.

g) To record the deferred tax charge resulting from the pro forma adjustments related to depreciation expense.

h) ChipPAC Inc.’s merger related expenses of $22.6m, which were expensed as incurred, is excluded from the pro forma condensed combined consolidated statement of operations as these expenses are not expected to recur in the future.

Note 3	Pro Forma Earnings Per STATS Ordinary Share and Per STATS ADSs
      The pro forma basic and diluted earnings per STATS ordinary share and earnings per STATS ADS are based on the weighted average number of shares of STATS ordinary shares and STATS ADSs outstanding during each period and weighted average number of ChipPAC Class A common stock outstanding during each period multiplied by the exchange ratio.

Year Ended
December 31, 2004

(In thousands)
Weighted average number of STATS shares	1,428,954
Weighted average number of STATS shares in exchange for ChipPAC shares	491,959

Weighted average number of STATS shares after the consummation of the merger	1,920,913